February 27, 2025

Marc Vandiepenbeeck
Chief Financial Officer
Johnson Controls International plc
One Albert Quay
Cork, Ireland T12 X8N6
T12 X8N6

        Re: Johnson Controls International plc
            Form 10-K for the Fiscal Year Ended September 30, 2024 File No. 001-13836
Dear Marc Vandiepenbeeck:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   John Donofrio